UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

A10 Networks, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

002121101

(CUSIP Number)

ERIC SINGER

VIEX Capital Advisors, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 14, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP - Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,763,575**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,763,575**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,763,575**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

** Includes 120,000 shares underlying call options currently exercisable as further described in Item 6.

2

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,033,808*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,033,808*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,033,808*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

* Includes 180,000 shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,763,575*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,763,575*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,763,575*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

OO

* Includes 120,000 shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,033,808*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,033,808*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,033,808*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

OO

* Includes 180,000 shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,797,383*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,797,383*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,797,383*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

IA

* Includes 300,000 shares underlying call options currently exercisable as further described in Item 6.

6

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,797,383*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,797,383*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,797,383*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

IN

* Includes 300,000 shares underlying call options currently exercisable as further described in Item 6.

7

CUSIP NO. 002121101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,763,575 Shares beneficially owned by Series One is approximately $10,356,357, including brokerage commissions. The aggregate purchase price of the 120,000 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Series One is approximately $5,300, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,033,808 Shares beneficially owned by VSO II is approximately $11,786,483, including brokerage commissions. The aggregate purchase price of the 180,000 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO II is approximately $7,950, including brokerage commissions.

Item 4.	Purpose of Transaction.
Item	4 is hereby amended to add the following:

On March 14, 2018, the Reporting Persons and the Issuer entered into a letter agreement (the “Agreement”). Pursuant to the Agreement, the Issuer increased the size of its Board of Directors (the “Board”) to six and appointed Tor R. Braham to the Board to serve as a Class II director with a term expiring at the Company’s 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”). The Issuer will appoint Mr. Braham to the Audit Committee and to the Compensation Committee.

The Agreement further provides that during the Restricted Period (as defined below) if (1) Mr. Braham ceases to serve on the Board and (2) at that time the Reporting Persons beneficially owns Shares representing in the aggregate at least 2% of the Issuers’ then-outstanding common stock, then the Issuer and Reporting Persons will cooperate to identify (and the Board will promptly appoint) another person to serve as a director in place of Mr. Braham.

In addition, the Issuer will recommend that stockholders approve, at the Issuers’ 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”), a proposal to declassify the Board. If the proposal is approved, the Board will be declassified on a “rolling” basis beginning with the 2018 Annual Meeting such that each director serving immediately prior to the 2018 Annual Meeting will complete his term, in general, and each director elected or appointed at or after the 2018 Annual Meeting will serve a one-year term expiring at the next annual meeting of stockholder. The Issuer also agreed to fix the size of the Board at five directors immediately following the 2018 Annual Meeting and through the Restricted Period.

8

CUSIP NO. 002121101

The terms of the Agreement provide that the Reporting Persons are subject to customary standstill obligations until 11:59 p.m., Pacific time, on the day that is 15 business days prior to the deadline for the submission of stockholder nominations of directors and business proposals for the 2019 Annual Meeting (the “Restricted Period”). The Reporting Persons have also agreed to vote in a manner consistent with the recommendation of the Board, subject to certain exceptions specified in the Agreement.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 70,751,450 Shares outstanding, which is the total number of Shares outstanding as of October 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 2, 2017.

A.	Series One
(a)	As of the close of business on March 15, 2018, Series One beneficially owned 1,763,575 Shares, including 120,000 Shares underlying call options currently exercisable.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,763,575
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,763,575

(c)	The transactions in the Shares by Series One since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	VSO II
(a)	As of the close of business on March 15, 2018, VSO II beneficially owned 2,033,808 Shares including 180,000 Shares underlying call options currently exercisable.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,033,808
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,033,808

(c)	The transactions in the Shares by VSO II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 1,763,575 Shares beneficially owned by Series One.

Percentage: Approximately 2.5%

9

CUSIP NO. 002121101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,763,575
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,763,575

(c)	VIEX GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the shares on behalf of Series One since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 2,033,808 Shares beneficially owned by VSO II.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,033,808
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,033,808

(c)	VSO GP II has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of VSO II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One and VSO II, may be deemed the beneficial owner of the (i) 1,763,575 Shares beneficially owned by Series One and (ii) 2,033,808 Shares beneficially owned by VSO II.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,797,383
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,797,383
(c)	VIEX Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Series One and VSO II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 1,763,575 Shares beneficially owned by Series One and (ii) 2,033,808 Shares beneficially owned by VSO II.

Percentage: Approximately 5.4%

10

CUSIP NO. 002121101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,797,383
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,797,383
(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Series One and VSO II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item	6 is hereby amended to add the following:

On March 14, 2018, the Reporting Persons and the Issuer entered into the Agreement as defined and described in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Agreement, dated March 14, 2018, by and among the Reporting Persons and the Issuer (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on March 16, 2018).

11

CUSIP NO. 002121101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2018

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

12

CUSIP NO. 002121101

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Purchase of Common Stock	44,000	6.2487	01/31/2018

VIEX special opportunities fund ii, LP

Purchase of Common Stock	66,000	6.2487	01/31/2018